Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Financial Information” in the Statement of Additional Information, each dated March 28, 2025, and each included in this Post-Effective Amendment No. 4 on the Registration Statement (Form N-1A, File No. 333-281744) of Tortoise Capital Series Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated January 29, 2025, with respect to the financial statements and financial highlights of Tortoise Power and Energy Infrastructure Fund, Inc. included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

March 28, 2025